

December 6, 2012

Via E-mail
Julian R. Geiger
President and Chief Executive Officer
Crumbs Bake Shop, Inc.
110 West 40th Street, Suite 2100,
New York, NY 10018

> **Re:** **Crumbs Bake Shop, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-35220**

Dear Mr. Geiger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent comments issued in our review of your Form 10-K also apply to your Form 10-Q and registration statement on Form S-3, please revise accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations and Known Trends, page 24

2. We note your sales growth was generated from the opening of 15 new stores offset by decreases in same store sales. Please expand your discussion to explain how the increases in sales from new stores have contributed to the increase in total net sales by disclosing the amount of net sales attributable to those stores; and, quantify the number of same stores that experienced a decrease in comparable store sales along with the dollar

impact of the decline on total net sales. Further, please indicate the underlying reason(s) for the decrease in same store sales and whether you expect this trend to continue.

3. Please disclose how you calculate the change in same store sales from period to period. If applicable, please also disclose how you treat remodeled stores in these computations, as well as stores that were closed during the period.

4. You disclose on page 25 a significant increase in staff expenses due to the Geiger Issuance, new corporate staff members, corporate salaries and staff expenses in your stores. Please expand your discussion by disclosing the number of new corporate and store staff members, and the amounts of the increase attributable to new corporate staff, corporate salaries, and store staff.   In this regard, where you identify intermediate causes of change in your operating results, please ensure you fully describe the reasons underlying these causes. Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change. See Item 303 of Regulation S-K and our Release Nos. 33-8350 and 34-48960.

5. We note you have recorded impairment charges related to five underperforming stores during 2011. With regard to your recently recorded impairments, please expand your disclosure to indicate whether these are stores you have decided to close, the carrying amount of the assets recorded that remain after the impairment and how you determined that the remaining assets were recoverable.

Critical Accounting Policies, page 27

6. Your critical accounting policies duplicate the information contained in Note 1 to your financial statements. The disclosure here should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion within Management's Discussion and Analysis of Financial Condition and Results of Operations should present you analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release Nos. 33-8350 and 34-48960. Please revise your disclosure accordingly.

Item 8. Consolidated Financial Statements and Supplementary Data, page 28

Report of Independent Registered Public Accounting Firm, page F-2

7. We note the audit report date, March 29, 2011, precedes the date of the December 31, 2011 financial statements included. Please amend your filing to include an updated audit report. The amendment should include the entire "item" that has been amended in accordance with Rule 12b-15, in addition to other information.

Consolidated Statements of Operations, page F-4

8. Please revise or explain your basis for presenting the impairment below the subtotal for income (loss) from operations. Similarly, explain presenting the loss on the sale of property and equipment below the subtotal for income (loss) from operations or revise your presentation. We refer you to FASB ASC 360-10-45-4 and 45-5.

9. Where cost of sales excludes charges for depreciation and amortization of property, plant and equipment, the description of the line item should read, as example "Cost of goods sold (exclusive of depreciation shown separately below)." Please revise. See SAB Topic 11:B.

Notes to Consolidated Financial Statements, page F-7

7. Commitments, page F-16

10. We note your disclosure on pages 12 and 22 that some leases require payment of additional rent if store revenue exceeds a negotiated amount. Please expand to disclose the basis on which contingent rent payments are determined as required by FASB ASC 840-10-50-2 and also indicate the nature of any restrictions imposed by your lease agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angie Kim, Staff Attorney at (202) 551-3535 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding legal matters. Please contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3720 if you have questions regarding our comments on the financial statements or any other matters.

.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Andrew Bulgin
        Gordon Feinblatt LLC